UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

iFresh Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

449538 107

(CUSIP Number)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1 (b)

☒    Rule 13d-1 (c)

☐    Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 55304A104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Bluejet LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 833,333
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 833,333
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 55304A104	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Zengxi Hao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 833,333(1)
	6	SHARED VOTING POWER -0-
SOLE DISPOSITIVE POWER 833,333(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 833,333(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of the shares of common stock owned by Bluejet LLC.

CUSIP No. 55304A104	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

iFresh Inc.

(b)	Address of Issuer's Principal Executive Offices:

2-39 54th Avenue

Long Island City, NY 1110

Item 2.

(a)	Name of Person Filing: Bluejet LLC Zengxi Hao

(b)	Address of Principal Business Office or if none, Residence:

C/O Lian Fang, Withers Bergman LLP, 430 Park Avenue, 10th Floor, New York, NY 10022

(c)	Citizenship: Bluejet LLC – Delaware Zengxi Hao – China

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 449538 107

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: Bluejet LLC—833,333. Zengxi Hao—833,333.

Zengxi Has has voting and dispositive power over the securities owned by Bluejet LLC.

(b)	Percent of Class:

Bluejet LLC—5.8%

Zengxi Hao—5.8%

The foregoing percentages are based on 14,303,033 shares of common stock outstanding as of February 10, 2017.

CUSIP No. 55304A104	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Bluejet LLC—833,333.

Zengxi Hao—833,333.

(ii)	shared power to vote or to direct the vote:

Bluejet LLC—0.

Zengxi Hao—0.

(iii)	sole power to dispose or to direct the disposition of:

Bluejet LLC—833,333.

Zengxi Hao—833,333.

(iv)	shared power to dispose or to direct the disposition of:

Bluejet LLC—0.

Zengxi Hao—0.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 55304A104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2017

BLUEJET LLC

By:	/s/ Zengxi Hao
Name: Zengxi Hao
Title: Authorized Signatory

/s/ Zengxi Hao
Zengxi Hao

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of iFresh Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 24, 2017.

BLUEJET LLC

By:	/s/ Zengxi Hao
Name: Zengxi Hao
Title: Authorized Signatory

/s/ Zengxi Hao
Zengxi Hao